Mail Stop 4561

June 4, 2007

Mr. Gregory S. Daily
Chief Executive Officer
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215

> **Re:** **iPayment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 14, 2007**
> **File No. 0-50280**

Dear Mr. Daily:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.      Please provide to us your substantive justification as to why management believes the presentation of EBITDA and adjusted EBITDA as non-GAAP financial measures provides useful information to investors.  Refer to II.B.2 and footnote 44 of the Final Rule: Conditions for Use of Non-GAAP Financial Measures, SEC Release 33-8176.

2.      We note that you have included EBITDA and adjusted EBITDA because, "they provide management with important information for assessing our performance and as indicators of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements."  Based on this description, it appears that you consider these measures to be both performance and liquidity measures.  Please tell us your basis for considering EBITDA and adjusted EBITDA to be both performance and liquidity measures.  To the extent that you consider these to be liquidity measures, please revise to provide a reconciliation to the most directly comparable GAAP measure and all required disclosures for liquidity measures under Item 10(e) of Regulation S-K.  Refer to questions 8, 12 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Share-based compensation, page 46

3.      We note your disclosure that all stock options and restricted stock awards were exercised at the closing of the transaction and accordingly no compensation expense was recognized in accordance with SFAS 123(R) for the period from May 11, 2006 to December 31, 2006.  However, based on your adjustments to net income to arrive at net cash provided by operating activities in your consolidated statement of cash flows it appears that some stock-based compensation was recorded during this period.  Please explain.

4.      Based on the information in your consolidated statements of changes in stockholders' equity, it appears that you recorded restricted stock expense in 2004 and 2005.  Please tell us how such awards are reflected in the consolidated statements of cash flows.

Note 6.  Long-Term Debt, page 53

5.      Please tell us your basis for amortizing debt issuance costs on a straight-line basis
        rather than using the effective interest method.  To the extent that you believe the
        straight-line method approximates the effective interest method, please confirm
        this to us and revise to disclose this fact.

Note 9.  Related Party Transactions, page 56

6.      Please tell us whether you can substantiate your statement that all transactions
        with related parties were conducted at arm's length.  In the alternative, you may
        remove this statement.  Refer to paragraph 3 of SFAS 57.

Exhibits

Exhibits 31.1 and 31.2

7.      We note that your certifications include the title of the certifying individual in the
        "I, [identify the certifying individual], certify that:" line.  Considering that the
        certifications must be signed in a personal capacity, please confirm to us that your
        officers signed such certifications in a personal capacity and revise your
        certifications to exclude the title of the certifying individual from the opening
        sentence in an amended filing.

Exhibits 32.1 and 32.2

8.      We note that paragraph one of the certifications required by Exchange Act Rule
        13a-14(b) identifies the incorrect periodic report.  Please file an amendment to the
        Form 10-K for the year ended December 31, 2006 that includes the entire periodic
        report and new, corrected certifications.

Form 10-Q for fiscal quarter ended March 31, 2007

Exhibits

Exhibits 31.1 and 31.2

9.      We note that you refer to the "quarterly report" in paragraph 2 of your
        certifications.  In future filings, please revise to refer to the "report," rather than
        the "quarterly report," consistent with the language set forth in Item 601(b)(31) of
        Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief